82-3729

HORNBACH

HORNBACH BAUMARKT AKTIENGESELLSCHAFT


10015835

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Bornheim, 28 May 2010

HORNBACH-Baumarkt-AG – File number 82-3729

Dear Sir or Madam,

Enclosed please find our Press Release which we published on 27 May 2010 concerning the financial year 2009/2010 (1 March 2009 - 28 February 2010) for your documentation.

Further please find enclosed our Invitation of the Annual General Meeting.

Kind regards

Judith Sommer
pp. Judith Sommer

Enclosure

dw 6/9

Hornbach-Baumarkt-Aktiengesellschaft · Telefon: +49 (0) 6348 60-00 · Fax: +49 (0) 6348 60-4000 · E-Mail: info@hornbach.com · Internet: www.hornbach.com
Hornbachstraße 11 · D-76879 Bornheim · Registergericht Landau HRB 2311 · USt-IdNr. DE 151 116 749
Vorsitzender des Aufsichtsrats: Albrecht Hornbach · Vorstand: Steffen Hornbach (Vorsitzender),
Roland Pelka (stellv. Vorsitzender), Susanne Jäger, Jürgen Schröcker, Manfred Valder

HORNBACH HOLDING AG

HORNBACH Es gibt immer was zu tun.

PRESSEMITTEILUNG – PRESS RELEASE – PRESSEMITTEILUNG

Successful 2009/2010 financial year:

Hornbach presents itself in strong shape

- **Consolidated sales growth of 3.7% to Euro 2.85 billion**
- **Further disproportionate increase in operating earnings strength of retail business**
- **DIY stores with garden centers: growth driven by Germany and Western Europe**
- **Solid financial foundation: equity ratio rises to 42%**
- **Dividend increase proposed**

Frankfurt/Main, May 27, 2010. The Hornbach Group can report on a successful 2009/2010 financial year (February 28, 2010). Sales at the overall Hornbach Holding AG Group increased by 3.7% to Euro 2.85 billion. Operative EBIT showed disproportionate growth of 14% to Euro 152.5 million, marking the third consecutive year of earnings growth in the Group's core business (DIY retail and builders' merchants). Unlike in the previous year, yet consistent with the budget, no accounting gains were generated on real estate sales in the 2009/2010 year under report. As a result, all of the Hornbach Group's key earnings figures as reported were lower than in the previous year. At Euro 151.5 million, consolidated operating earnings (EBIT) thus fell short of the figure of Euro 179.1 million for the 2008/2009 financial year, but nevertheless significantly exceeded the 2007/2008 figure (Euro 105.5 million).

"The 2009/2010 financial year went very well. We once again earned more from our operating business than in the previous year. Given the equity ratio of 42% we have now attained and the renewed increase in liquidity, the overall Group is in splendid shape", commented Albrecht Hornbach, Chairman of the Board of Management, at today's annual results press conference in Frankfurt. In view of this, the management will be proposing an increase in the dividend for approval by shareholders at this year's Annual General Meeting.

Consolidated sales rise by 3.7% to Euro 2.85 billion

Net sales at the Hornbach Holding AG Group grew by 3.7% to Euro 2,853 million in the past financial year (2008/2009: Euro 2,752 million). The Hornbach-Baumarkt-AG subgroup, which operated 131 DIY megastores with garden centers across Europe at the balance sheet date, increased its sales by 3.4% to Euro 2,686 million (2008/2009: Euro 2,599 million). On a like-for-like basis, excluding newly opened stores, sales at the

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com

DIY megastores with garden centers grew by 0.7% across the Group. This growth was driven above all by pleasing momentum in Germany and the West European countries as a whole, while the implications of the economic crisis prevented the East European business from matching the previous year's high figures. The Hornbach Baustoff Union GmbH (HBU) subgroup, which posted sales growth of 8.8% to Euro 166 million (2008/2009: Euro 153 million), also made a major contribution to the Group's successful performance in the 2009/2010 financial year.

Pleasing earnings performance

The overall Hornbach Holding AG Group can look back on a pleasing earnings performance in the 2009/2010 financial year, and once again met its earnings forecast. "The Hornbach-Baumarkt-AG and Hornbach Baustoff Union GmbH subgroups posted further year-on-year growth in their operating earnings contributions", remarked Albrecht Hornbach. This increase was chiefly driven by like-for-like sales growth, a slight improvement in the gross margin and more favorable pre-opening and administration expense ratios.

EBIT amounted to Euro 151.5 million in the past financial year. The previous year's figure of Euro 179.1 million had included accounting gains of Euro 50.4 million due to real estate transactions. Net of these non-operating earnings components, EBIT increased by 14% in the core business in 2009/2010. Operative EBIT at the Hornbach-Baumarkt-AG subgroup rose by 13%. What's more, the Hornbach Baustoff Union GmbH subgroup also further boosted its earnings performance. EBIT here doubled from Euro 1.2 million to Euro 2.4 million.

Investments of Euro 97 million

Given the high degree of macroeconomic uncertainty in Europe, the Hornbach Group scaled back its expansion in the 2009/2010 financial year compared with previous years. Two new Hornbach DIY megastores with garden centers were opened in the year under report, as against four new store openings one year earlier. The volume of cash-effective investments also reduced as a result, falling from around Euro 130 million to Euro 97 million in the past financial year. These were fully financed from the cash flow of Euro 184 million from operations (2008/2009: Euro 144 million).

Solid finances at Hornbach

Further improvements were seen in the capital structure of the Hornbach Group in 2009/2010. The equity ratio rose from 39.1% to 42.4% at the Hornbach Holding AG Group, and from 41.5% to 45.5% at the Hornbach-Baumarkt-AG subgroup. Net debt at the overall Group was reduced by more than 15% to Euro 423 million. Cash and cash equivalents increased from Euro 275 million to Euro 335 million. Moreover, the

Hornbach Group can also draw on unutilized credit lines of around Euro 470 million. Disposable liquidity thus totaled more than Euro 800 million at the balance sheet date on February 28, 2010.

Increased dividend proposed to shareholders

A higher level of dividend distribution is to be proposed to the Annual General Meetings of Hornbach-Baumarkt-AG on July 8, 2010 and of Hornbach Holding AG on July 9, 2010. The dividend on the publicly listed Baumarkt share (ISIN DE0006084403) should thus rise from Euro 0.87 to Euro 1.00. Hornbach Holding AG plans to increase its dividend from Euro 1.14 to Euro 1.34 per listed preference share (ISIN DE0006083439) and from Euro 1.08 to Euro 1.28 per ordinary share.

Outlook

Albrecht Hornbach sees the overall Group maintaining its growth course in the current 2010/2011 financial year as well. Says Hornbach: "We are confident that we will achieve consolidated sales growth in a medium single-digit percentage range". Based on current budgets, the Hornbach Group's EBIT should fall slightly short of the 2009/2010 financial year. "We will be investing more in important projects in the current year so as to expand and sustainably boost our market position", stressed Albrecht Hornbach.

Note

The Annual Reports of the HORNBACH HOLDING AG Group and the HORNBACH-Baumarkt-AG subgroup for the 2009/2010 financial year are available online at: **www.hornbach-group.com**

Investor relations
Axel Müller
Tel: (+49) 0 63 48/ 60 - 2444
Fax: (+49) 0 63 48/ 60 - 4299
E-mail: invest@hornbach.com

Key Figures for the 2009/2010 Financial Year (March 1, 2009 – February 28, 2010)

Key Figures of the HORNBACH HOLDING AG GROUP

(in Euro million unless otherwise stated)	2009/2010	2008/2009	± %
Net sales	**2,853**	**2,752**	3.7
Gross margin (as % of sales)	**36.1%**	**36.0%**	
Operative EBIT[1]	**152.5**	**133.6**	14.2
non-operating earnings components[2]	**-1.0**	**45.5**	
EBIT	**151.5**	**179.1**	-15.4
Consolidated net income	**82.1**	**112.9**	-27.2
Number of employees at HORNBACH Group	**13,214**	**13,169**	0.3
Investments	**96.5**	**129.8**	-25.8
Total assets	**2,032.9**	**1,995.8**	1.9
Shareholders' equity	**861.5**	**780.5**	10.4
Shareholders' equity as % of total assets	**42.4%**	**39.1%**	

Key Figures of the HORNBACH-Baumarkt-AG Subgroup

(in Euro million unless otherwise stated)	2009/2010	2008/2009	± %
Net sales	**2,686**	2,599	3.4
of which in Germany	**1,577**	1,534	2.8
of which in other European countries	**1,109**	1,065	4.2
Like-for-like sales growth	**0.7%**	1.4%	
Gross margin (as % of sales)	**36.8%**	36.6%	
Operative EBIT[1]	**114.9**	101.7	12.9
Non-operating earnings components[2]	**0.1**	34.8	
EBIT	**114.9**	136.5	-15.8
Consolidated net income	**68.3**	94.9	-28.1
Number of employees	**12,640**	12,576	0.5
Investments	**68.2**	81.7	-16.6
Total assets	**1,439.4**	1,425.2	1.0
Shareholders' equity	**654.7**	591.3	10.7
Shareholders' equity as % of total assets	**45.5%**	41.5%	

(Differences due to rounding up or down to nearest Euro million; percentage changes calculated on basis of Euro 000s)

[1] EBIT net of non-operating earnings components

[2] Accounting gains of Euro 50.4 million at the overall HORNBACH HOLDING AG Group and of Euro 37.4 million at the HORNBACH-Baumarkt-AG subgroup were generated from real estate disposals in the 2008/2009 financial year. Further details can be found under Note 6 (Other income and expenses) in the notes to the consolidated financial statements in the 2009/2010 Annual Reports.

HORNBACH

HORNBACH-Baumarkt-Aktiengesellschaft
76878 Bornheim bei Landau/Pfalz

– ISIN DE0006084403 –

Invitation to the Annual General Meeting

We hereby invite our shareholders to attend our **Annual General Meeting**, to be held at Jugendstil-Festhalle Landau, Mahlastrasse 3, 76829 Landau in der Pfalz, at 11.00 a.m. on Thursday, July 8, 2010.

Agenda

1. **Presentation of the adopted annual financial statements, the approved consolidated financial statements and the management report of HORNBACH-Baumarkt-Aktiengesellschaft and the Group for the 2009/2010 financial year, the report of the Supervisory Board, and the explanatory report of the Board of Management in respect of the disclosures made pursuant to § 289 (4) and § 315 (4) of the German Commercial Code (HGB)**

2. **Resolution on the appropriation of net unappropriated profit for the 2009/2010 financial year**

The Board of Management and Supervisory Board propose to appropriate the net unappropriated profit reported for the 2009/2010 financial year amounting to	€ 26,432,398.65
as follows:	
Distribution of a dividend of € 1.00 per ordinary share for 15,903,500 ordinary shares	€ 15,903,500.00
Allocation to revenue reserve	€ 10,520,000.00
Balance carried forward	€ 8,898.65

Should HORNBACH-Baumarkt-Aktiengesellschaft hold any treasury stock upon such resolution being adopted by the Annual General Meeting, then pursuant to the German Stock Corporation Act (AktG) such shares have no dividend entitlement. Sums attributable to ordinary shares without dividend entitlement will also be carried forward.

3. **Resolution releasing the Board of Management from responsibility for the 2009/2010 financial year**

The Board of Management and Supervisory Board propose to release the members of the Board of Management in the 2009/2010 financial year from responsibility for this period.

4. **Resolution releasing the Supervisory Board from responsibility for the 2009/2010 financial year**

The Board of Management and Supervisory Board propose to release the members of the Supervisory Board in the 2009/2010 financial year from responsibility for this period.

5. **Election of auditors and group auditors for the 2010/2011 financial year**

   The Supervisory Board proposes the election of KPMG AG Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, as auditors and group auditors for the 2010/2011 financial year.

   This proposal is based on a corresponding recommendation made by the Audit Committee.

6. **Election of auditors for the audit review of the half-year financial report for the 2010/2011 financial year**

   The Supervisory Board proposes the election of KPMG AG Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, for the audit review of the abridged consolidated interim financial statements and interim management report for the first half of the 2010/2011 financial year pursuant to § 37w (5) and § 37y No. 2 of the German Securities Trading Act (WpHG).

   This proposal is based on a corresponding recommendation made by the Audit Committee.

Requirements governing participation in the Annual General Meeting and the exercising of voting rights

To be entitled to participate in the Annual General Meeting and exercise their voting rights, shareholders must have registered and submitted documentary evidence of their shareholding to the company in good time ahead of the Annual General Meeting. Adequate evidence of shareholding involves a certification issued in text form in German or English by the account-holding financial institution and referring to the beginning of the 21st day prior to the Annual General Meeting, i.e.

Thursday, June 17, 2010, 0.00 (CET)
(so-called "evidence date")

Registration and the documentary evidence of shareholding must have been received by the company at least six days prior to the Annual General Meeting (not counting the date of the Annual General Meeting and the date of receipt), i.e. by the latest on

Thursday, July 1, 2010, 24.00 (CET)

at the following address, fax number or e-mail address:

HORNBACH-Baumarkt Aktiengesellschaft
c/o PR IM TURM HV-Service AG
Römerstrasse 72-74
68259 Mannheim
Fax: +49 (0) 621-7177213
E-mail: eintrittskarte@pr-im-turm.de

The company is entitled to request further appropriate evidence should it harbor any doubts as to the correctness or authenticity of the certification. Should such evidence not be provided, or not in suitable form, then the company is entitled to reject the shareholder in question pursuant to § 17 (3) of the Articles of Association.

Relevance of the evidence date

From the perspective of the company, only those persons or institutions that have presented evidence of shareholding are deemed as shareholders entitled to participate in the Annual General Meeting and exercise their voting rights. The entitlement to participate in the Annual General Meeting and scope of voting rights are measured solely in terms of the shareholding held by the shareholder at the evidence date.

The evidence date does not involve any restriction on the disposability of such shareholding. Even when such shareholding is disposed of completely or in part following the evidence date, shareholders' participation and the scope of their voting rights are based solely on the shareholding held by the shareholder on the evidence date, i.e. disposals or other assignments of shares following the evidence date have no implications on their participation in the Annual General Meeting and the scope of their voting rights. The same applies for the acquisition of shares or any increase in the number of shares held following the evidence date.

Persons not holding any shares as of the evidence date and only becoming shareholders subsequently are not entitled to participate or exercise any voting rights, unless they have been authorized as proxies or empowered to exercise such rights.

The evidence date has no implications for dividend entitlement.

Proxy voting procedures

Shareholders not wishing to participate in the Annual General Meeting in person are entitled to have their voting rights exercised by an authorized party, e.g. their accounting-holding bank, a shareholders' association, or a person of their choice, or by the voting proxy appointed by the company. In these cases as well, shareholders must register for the Annual General Meeting on time and submit documentary evidence of their shareholding in accordance with the aforementioned requirements.

Any powers of attorney issued or revoked must be communicated to the company in text form, as must the documentary evidence of shareholding, unless the authorized party is a financial institution, a shareholders' association or any other equivalent person or institution as defined in § 135 of the German Stock Corporation Act (AktG).

Powers of attorney may be issued to the company or to the authorized party. When issued to the authorized party, documentary evidence of such must be provided to the company. This requirement may be met by the authorized party presenting the power of attorney at the entry desk on the date of the Annual General Meeting or by the documentary evidence of such authorization being communicated to the company by post or fax to the address or fax number used for registration. To communicate such documentary evidence in electronic form, please use the password-protected authorization platform at the internet address www.hv-vollmachten.de. The PIN number for the authorization platform is printed on the admissions ticket which will be sent to you following registration and submission of documentary evidence of your shareholding.

A form for issuing or revoking powers of attorney and submitting documentary evidence of such authorization is available for downloading from the HORNBACH Group's internet site under Investor Relations/Corporate Governance/Annual General Meeting
(www.hornbach-holding.com/investor/en/php/cont_investor_corpgov_hv_hb.php)
Upon request, a printed version of this form can also be forwarded to each shareholder. Should a shareholder authorize more than one person, the company is entitled to reject one or more such person.

Financial institutions, shareholders' association and the other equivalent persons and institutions defined in § 135 of the German Stock Corporation Act (AktG) may stipulate different requirements for the form of power of attorney used to authorized them. Shareholders are therefore requested to agree the form and procedure for issuing powers of attorney in good time with the person or institution to be authorized.

As an additional service, we provide our shareholders with the option of being represented in accordance with their instructions at the Annual General Meeting by a voting proxy appointed by the company. This proxy exercises voting rights on the exclusive basis of the instructions issued by the shareholder. Please note that voting proxies cannot accept any instructions to make statements, pose questions or submit countermotions. Further details about the relevant procedures will be forwarded together with your admissions ticket. Powers of attorney issued to the voting proxy appointed by the company, as well as any revoking of such powers of attorney and instructions for the voting proxy, must have been received at the address, fax number or e-mail address used for registration purposes at the latest by

Wednesday, July 7, 2010, 24.00 (CET)

After this, it is no longer possible to amend those powers of attorney and voting instructions already issued.

In addition, shareholders who attend the Annual General Meeting but have to leave prior to voting have the possibility upon leaving of issuing a power of attorney and specific instructions for the exercising of their voting rights to a voting proxy appointed by the company. To do this, they should use the form included on the voting slip.

Shareholders' rights: minority motions pursuant to § 122 (2) AktG

Shareholders whose combined shareholdings are equivalent to one twentieth of the share capital or a prorated amount of € 500,000.00 are entitled to request pursuant to § 122 (2) of the German Stock Corporation Act (AktG) that items be added to the agenda and announced. Such requests must be received by the company at least 30 days prior to the Annual General Meeting (not counting the date of the Annual General Meeting and the date of receipt), and thus at the latest by

Monday, June 7, 2010, 24.00 (CET)

Such requests must be addressed in writing to the Board of Management of HORNBACH-Baumarkt-Aktiengesellschaft. Requests otherwise addressed cannot be considered. Each new agenda item must be accompanied by a substantiation or a proposed resolution.

Shareholders' rights: countermotions and election proposals pursuant to § 126 (1) and § 127 AktG

Shareholders may submit countermotions to any proposal made by the management concerning a specific agenda item. Shareholders may also propose candidates for election as auditors or Supervisory Board members. Shareholders are requested to communicate any countermotions and election proposals exclusively to the following address, fax number or e-mail address:

HORNBACH-Baumarkt-Aktiengesellschaft
Investor Relations/Hauptversammlung
Hornbachstrasse 11
76879 Bornheim bei Landau/Pfalz
Fax: +49 (0) 6348-60-4299
E-mail: gegenantraege.baumarkt@hornbach.com

The company will publish any countermotions and election proposals received at the aforementioned address, fax number or e-mail address at the latest on

Wednesday, June 23, 2010, 24.00 (CET)

together with the shareholder's name, any substantiation provided and any statement to be made by the management, on the HORNBACH Group's internet communications platform at www.hornbach-group.com.

The company may forego publication of a countermotion and its substantiation if the conditions set out in § 126 (2) of the German Stock Corporation Act (AktG) apply, specifically if publication of such by the Board of Management would constitute a criminal offense, if the countermotion would lead to a resolution at the Annual General Meeting that would infringe the law or the Articles of Association, if the substantiation contains obviously incorrect or misleading information in material aspects, or if it contains insulting material, if a countermotion submitted by the shareholder on the same issue has already been published in connection with an Annual General Meeting of the company pursuant to § 125 of the German Stock Corporation Act (AktG), if the same countermotion submitted by the shareholder with basically the same substantiation has already been published by the company in connection with at least two Annual General Meetings pursuant to § 125 of the German Stock Corporation Act (AktG) in the past five years and such countermotion was subsequently supported by less than one twentieth of the share capital represented at the Annual General Meeting, if it is apparent that the shareholder does not intend to participate in or be represented at the Annual General Meeting, or if the shareholder did not propose a countermotion previously communicated, or have such countermotion proposed by others, at two Annual General Meetings in the past two years.

Substantiations of countermotions do not have to be published when they exceed a total of more than 5,000 characters in length.

The above paragraphs apply by analogy to proposals submitted by shareholders for the election of Supervisory Board members or auditors, with the exception that such proposals do not require substantiation. Apart from those cases set out in § 126 (2) of the German Stock Corporation Act (AktG), the Board of Management may also forego publication of election proposals submitted by shareholders when they do not include the name, profession exercised, or town/city of residence of the Supervisory Board members or auditors thereby proposed, as well as disclosures on their membership of other statutory supervisory bodies in the case of candidates proposed for election to the Supervisory Board. Disclosures on membership of comparable supervisory bodies at companies in Germany and abroad should also be appended.

Shareholders' rights: right to information pursuant to § 131 (1) AktG

Pursuant to § 131 (1) of the German Stock Corporation Act (AktG), each shareholder is entitled upon request to receive information from the Board of Management on matters relating to the company at the Annual General Meeting, provided that such information is necessary for the appropriate assessment of the respective agenda item. This duty to provide information also includes the company's legal and business dealings with associate companies, as well as the situation of the Group and the companies included in the consolidated financial statements, as the consolidated financial statements and group management report are also presented to the Annual General Meeting under Agenda Item 1.

For the reasons outlined in § 131 (3) of the German Stock Corporation Act (AktG), the Board of Management may refuse to answer individual questions, for example if the disclosure of such information may, based on reasonable commercial judgment, create a not inconsiderable disadvantage for the company or one of its associates. Pursuant to § 18 (3) of the Articles of Association, the Chairman of the Meeting may impose a reasonable limit on the time allocated to both statements and questions by shareholders. In particular, he may impose a reasonable limit on the duration of the entire Annual General Meeting, on the treatment of individual agenda items, and on individual statements and questions.

Further explanations and information at the company's internet site

The information for the Annual General Meeting required by § 124a of the German Stock Corporation Act (AktG) is available to shareholders at the HORNBACH Group's internet site under Investor Relations/Corporate Governance/Annual General Meeting (www.hornbach-holding.com/investor/en/php/cont_investor_corpgov_hv_hb.php). As soon as the Annual General Meeting has been convened, the documents to be made available in accordance with § 175 and § 176 of the German Stock Corporation Act (AktG) and the further explanations of shareholders' rights required by § 122 (2), § 126 (1), § 127 and § 131 (1) of the German Stock Corporation Act (AktG) are also available there. The documents to be made available in accordance with § 175 and § 176 of the German Stock Corporation Act (AktG) will also be available for inspection at the Annual General Meeting.

Total number of shares and voting rights upon the convening of the Annual General Meeting

The company's share capital of € 47,710,500 is divided into 15,903,500 individual ordinary shares upon the convening of the Annual General Meeting. Each ordinary share entitles its holder to one vote. In accordance with the Articles of Association, there are therefore 15,903,500 voting rights upon the Annual General Meeting being convened. The company is not entitled to exercise any voting rights attributable to treasury stock; the company did not hold any treasury stock upon the convening of the Annual General Meeting.

Bornheim, May 2010

HORNBACH-Baumarkt-Aktiengesellschaft
The Board of Management